SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                     ___________________________________
                                SCHEDULE 13D
                               (RULE 13D-101)

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (Amendment No. 3){1}

                              BIOWHITTAKER, INC.
            _______________________________________________________
                              (Name of issuer)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
            _______________________________________________________
                       (Title of class of securities)

                              09066T 10 8
            _______________________________________________________
                               (CUSIP number)

                         RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS
                               200 PARK AVENUE
                          NEW YORK, NEW YORK 10166
                               (212) 878-8000
            _______________________________________________________
                (Name, address and telephone number of person
              authorized to receive notices and communications)

                                MAY 16, 1997
           _______________________________________________________
           (Date of event which requires filing of this statement)

               If  the  filing  person has previously filed a statement  on
     Schedule 13G to report the acquisition  which  is  the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box <square>.

               NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1 (a) for other parties to whom copies are to be sent.

                       (Continued on following pages)

                             (Page 1 of 6 Pages)

__________________________
       1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES.)




PAGE

                                             SCHEDULE 13D


CUSIP NO. 09066T 10 8                                       PAGE 2 OF 6 PAGES


  1            NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      ANASCO GMBH


  2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                          (A) <square>
                                                                                                          (B) <square>
  3            SEC USE ONLY

  4            SOURCE OF FUNDS*

  5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(C) OR 2(E)        <square>

  6            CITIZENSHIP OR PLACE OF ORGANIZATION

                      FEDERAL REPUBLIC OF GERMANY

                                                7           SOLE VOTING POWER

                                                                   2,097,043
         NUMBER OF
          SHARES                                8           SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                                  NONE
           EACH
         REPORTING
          PERSON                                9          SOLE DISPOSITIVE POWER
           WITH

                                                                   2,097,043

                                               10           SHARED DISPOSITIVE POWER

                                                                   NONE

 11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                   <square>

                      2,097,043

 12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                         <square>

 13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      APPROXIMATELY 19.9%

 14            TYPE OF REPORTING PERSON*

                      CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



PAGE

          This  Amendment  No.  3  ("Amendment  No. 3") to the Statement on
Schedule 13D dated November 7, 1991 (the "Schedule 13D") is filed by Anasco GmbH, a limited liability company duly incorporated in Germany ("Anasco"), in connection with its beneficial ownership of Common Stock of BioWhittaker, Inc., a Delaware corporation. Schedule 13D as previously amended by Amendment No. 1, dated January 11, 1995, and by Amendment No. 2, dated May 22, 1995, is hereby amended as set forth below.


ITEM 4.   PURPOSE OF TRANSACTION
          ______________________

          Item 4 of Schedule 13D is amended in its entirety to read as follows:

          Anasco acquired the shares of Common Stock for investment purposes. The acquisition was consummated pursuant to the Stock Purchase Agreement, dated as of September 24, 1991, by and between the Issuer and Anasco (the "Stock Purchase Agreement").

          Anasco's acquisition of the Common Stock was effected in connection with a Joint Venture and Partnership Agreement, dated October 31, 1991 (the "Joint Venture Agreement"), by and between Boehringer Ingelheim Bioproducts, Inc., a Delaware corporation and affiliate of Anasco ("BI Bioproducts"), and BioWhittaker International, Inc., a Delaware corporation and at that time a wholly-owned subsidiary of the Issuer ("BW Int'l"). Pursuant to the Joint Venture Agreement, the name of the joint venture formed thereunder was "Boehringer Ingelheim BioWhittaker," a Delaware general partnership (the "Partnership"). The Partnership was formed for the purpose of manufacturing and marketing certain products of the Issuer outside the United States.

          On May 5, 1995, Boehringer Ingelheim International GmbH, a German limited liability company ("BII GmbH"), an affiliate of Anasco, purchased all of the issued and outstanding shares of capital stock of BW Int'l (the "BW Int'l Stock") pursuant to a stock purchase agreement dated April 30, 1995 (the "BW Int'l Stock Purchase Agreement"). Subsequently, the name of BW Int'l was changed to Boehringer Ingelheim Bioproducts International, Inc. ("BIBI, Inc.") As a result of this purchase, BII GmbH became the 100% owner of both general partners of the Partnership, and the Partnership, accordingly, is now wholly owned by an affiliate of Anasco.

          In connection with an earlier public announcement by the Issuer concerning its review of various strategic options and with to a presently pending reassessment of the bioproducts and biosystems businesses of companies within the Boehringer Ingelheim group, initial steps have been taken to determine whether there may be prospective purchasers of various types of assets related to the group's bioproducts and biosystems businesses. Depending on the results of this reassessment, (a) Anasco may determine to dispose of some or all of its Common Stock, either through privately negotiated or open-market transactions and (b) BII GmbH may determine to dispose of some or all of its equity interest in BIBI, Inc.

          Any disposition by Anasco of Common Stock of the Issuer or any disposition of capital stock of BIBI, Inc. by BII GmbH would, in each case,




                         PAGE 3 OF 6 PAGES

PAGE
depend on the ultimate results of the reassessment within the Boehringer Ingelheim group and would be subject to the applicable prices of the Issuer's Common Stock and the capital stock of BIBI, Inc., the availability of prospective purchasers and subsequent developments affecting the Issuer, BIBI, Inc., the respective businesses and products of the Issuer and BIBI, Inc., the bioproducts and biosystems industry as a whole, other investment and business opportunities available to Anasco and BII GmbH, general stock market and economic conditions, tax considerations, and other factors.

affiliates may not sell 5% or more of the Issuer's outstanding voting securities in any transaction or series of related transactions without first giving the Issuer an opportunity to purchase such securities at a price equal to the price offered by the prospective purchaser.

          Under the Stock Purchase Agreement, Anasco and its affiliates were required to limit their beneficial ownership in shares of Common Stock of the Issuer to not more than 19.9% prior to December 2, 1993. Furthermore, prior to December 2, 1993, Anasco and its affiliates were not permitted to sell or otherwise to transfer any of their beneficial ownership in shares of Common Stock of the Issuer other than to affiliates which agreed to abide by such restrictions. As of the date of this Amendment No. 3, these restrictions are no longer in effect.

          Except as otherwise indicated in this Item 4, Anasco has no present plans or proposals with respect to the Issuer. Upon the basis of its continuing review of the Issuer's business and its investment position, Anasco may develop other plans or proposals, or may decide to maintain or increase its investment position in the Issuer.

          Any disposition of capital stock of BIBI, Inc. by BII GmbH would be subject to the terms and conditions of the BW Int'l Stock Purchase Agreement. Among other things, the BW Int'l Stock Purchase Agreement provides for an option (the "Option") in favor of the Issuer to repurchase the BW Int'l Stock, such option being exercisable, subject to certain conditions, on or prior to April 30, 2000. Moreover, under the BW Int'l Stock Purchase Agreement, the Issuer was granted certain rights reserved in the Joint Venture Agreement to the partners in the Partnership (the "Restrictive Rights"), such Restrictive Rights to be in effect during the exercise period of the Option.

          As the result of the agreements set forth in the BW Int'l Stock Purchase Agreement, references throughout this Schedule 13D to the Joint Venture Agreement are deemed to be amended to reflect the purchase by BII GmbH of 100% of the BW Int'l Stock, the grant of the Option and the Restrictive Rights.

          Other than as described above in this Item 4, as of the date of this Amendment No. 3, Anasco and its affiliates have no plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;




                         PAGE 4 OF 6 PAGES

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
     (j)  Any action similar to any of those enumerated above.








































                         PAGE 5 OF 6 PAGES

PAGE

                             SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              Dated:  May 19, 1997




                              ANASCO GMBH



                              By: /s/ Dr. Ruediger Erckel
                                 ___________________________________
                                 Name:  Dr. Ruediger Erckel
                                 Title: Managing Director


                              By: /s/ Dr. Gerhard Huber
                                 ___________________________________
                                 Name:  Dr. Gerhard Huber
                                 Title: Authorized Signatory